UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )
DELEK US HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
246647 10 1
(CUSIP Number of Class of Securities)

Kent B. Thomas
General Counsel
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
(615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copy to:
Merrill M. Kraines, Esq.
Manuel G.R. Rivera, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
Telephone (212) 318-3000
Fax (212) 318-3400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$3,360,547	$187.52

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,663,637 shares of common stock of Delek US Holdings, Inc. having an aggregate value of approximately $3,360,547 as of May 11, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13d-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

- i -

Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the offering memorandum, dated May 13, 2009 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is Delek US Holdings, Inc., a Delaware corporation (“Delek” or the “Company”) and the address of its principal executive office is 7102 Commerce Way, Brentwood, Tennessee 37027. The telephone number at that address is (615) 771-6701.
(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to eligible employees and directors of the Company or any subsidiary (“Eligible Persons”), to exchange stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (the “Plan”) with an exercise price per share greater than or equal to $16.00 (the “Eligible Options”) for replacement options issued under the Plan representing the right to purchase fewer shares at an exercise price equal to the greater of $8.00 or the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant (the “Replacement Options”). The grant date for the Replacement Options will be the date of the exchange, which is expected to be the expiration date of the Offer, unless the Offer is extended by the Company. Only Eligible Options that are outstanding on May 13, 2009 and held by Eligible Persons during the entire period from and including May 13, 2009 through the date the Replacement Options are granted will be eligible to tender in the Offer. As of May 11, 2009, there were Eligible Options to purchase 1,663,637 shares of common stock outstanding.
The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.
(c) The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offering Memorandum is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions

of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.
(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference. The Delek US Holdings, Inc. 2006 Long-Term Incentive Plan and forms of Stock Option Agreement for directors and officers thereunder, incorporated by reference herein as Exhibits (d)(i), d(ii) and d(iii), contain information regarding the options to be exchanged pursuant to the Offer.
Item 6. Purposes of the Transaction and Plan or Proposals.
(a) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.
(b) The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.
(c) Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
(a) The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
(b) The information set forth in the Offering Memorandum under Section 7 (“Conditions of this Offer”) is incorporated herein by reference.
(d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Not applicable.
Item 10. Financial Statements.
(a) The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Delek US Holdings, Inc.”) and Section 16 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data,” and in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 under Part I, Item 1 “Financial Statements,” is incorporated herein by reference.
(b) Not applicable.
Item 11. Additional Information.
(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Not applicable.
Item 12. Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated May 13, 2009.

(a)(1)(ii)*	Introductory E-mail to All Eligible Option Holders from Kathy Roadarmel, dated May 13, 2009.

(a)(1)(iii)*	Summary of Stock Option Exchange Program.

(a)(1)(iv) *	Form of E-mail Announcement of Option Exchange Offer, dated May 13, 2009.

(a)(1)(v)*	Election Form.

(a)(1)(vi)*	Screen Shots of Offer Website.

(a)(1)(vii)*	Form of Confirmation E-mails concerning Receipt of Election Form.

(a)(1)(viii)*	Form of Reminder E-mail.

(a)(1)(ix)*	Instructions Form Part of the Terms and Conditions of the Offer.

(a)(1)(x)*	Agreement to Terms of Election.

(a)(1)(xi)
Delek US Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 9, 2009 and incorporated herein by reference.

(a)(1)(xii)
Delek US Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the Securities and Exchange Commission on May 11, 2009 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Delek US Holdings, Inc.’s Registration Statement on Form S-8 (File No. 333-134495), filed with the Securities and Exchange Commission on May 26, 2006.

(a)(5)	Delek US Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 3, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(i)
Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.13 of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(d)(ii)
Director Form of Stock Option Agreement pursuant to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.13(b) of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(d)(iii)
Officer Form of Stock Option Agreement pursuant to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is hereby incorporated by reference to Exhibit 10.13(c) of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2009	DELEK US HOLDINGS, INC.
	By:	/S/ EZRA UZI YEMIN
Ezra Uzi Yemin
President, Chief Executive Officer and Director

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated May 13, 2009.

(a)(1)(ii)*	Introductory E-mail to All Eligible Option Holders from Kathy Roadarmel, dated May 13, 2009.

(a)(1)(iii)*	Summary of Stock Option Exchange Program.

(a)(1)(iv) *	Form of E-mail Announcement of Option Exchange Offer, dated May 13, 2009.

(a)(1)(v)*	Election Form.

(a)(1)(vi)*	Screen Shots of Offer Website.

(a)(1)(vii)*	Form of Confirmation E-mails concerning Receipt of Election Form.

(a)(1)(viii)*	Form of Reminder E-mail.

(a)(1)(ix)*	Instructions Form Part of the Terms and Conditions of the Offer.

(a)(1)(x)*	Agreement to Terms of Election.

(a)(1)(xi)
Delek US Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 9, 2009 and incorporated herein by reference.

(a)(1)(xii)
Delek US Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the Securities and Exchange Commission on May 11, 2009 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Delek US Holdings, Inc.’s Registration Statement on Form S-8 (File No. 333-134495), filed with the Securities and Exchange Commission on May 26, 2006.

(a)(5)	Delek US Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 3, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(i)
Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.13 of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(d)(ii)
Director Form of Stock Option Agreement pursuant to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.13(b) of Delek US Holdings, Inc.’s Registration

Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(d)(iii)
Officer Form of Stock Option Agreement pursuant to the Delek US Holdings, Inc. 2006 Long-Term Incentive Plan is hereby incorporated by reference to Exhibit 10.13(c) of Delek US Holdings, Inc.’s Registration Statement on Form S-1/A (File No. 333-131675), filed with the Securities and Exchange Commission on April 20, 2006.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith